John Marshall Bancorp, Inc.

1943 Isaac Newton Square, Suite 100

Reston, Virginia 20190

April 22, 2022

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:

Ms. Jessica Livingston

     Re: John Marshall Bancorp, Inc.

Registration Statement on Form 10-12B

File No. 001-41315

Dear Ms. Livingston:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), John Marshall Bancorp, Inc. (the “Company”) hereby respectfully requests that the effective date and time of the above-referenced Registration Statement on Form 10 be accelerated so that it will become effective under the Exchange Act at 4:10 p.m., Eastern Time, on April 26, 2022, or as soon thereafter as practicable. The Company also requests that the Securities and Exchange Commission confirm such effective date and time in writing.

Please contact me at (703) 289-5922 with any questions you may have concerning this request, and also please notify me by telephone when this request for acceleration has been granted.  Thank you for your assistance.

Very truly yours,

John Marshall Bancorp, Inc.

By: /s/ Kent D. Carstater

Kent D. Carstater

Chief Financial Officer